UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

April 14, 2021

RELEVANT INFORMATION

As previously announced to the market, on May 10, 2020 Avianca Holdings S.A. (the “Company” or “Avianca”) and certain of its subsidiaries and affiliates filed for voluntary reorganization proceedings under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”). The Company continues to advance on its Chapter 11 restructuring, which includes developing its plan of reorganization and accompanying disclosure statement. In connection with that process, Avianca has identified more than 300 individual initiatives, which it expects in total will result in more than US$ 500 million of annual savings that are expected to reduce passenger airline CASK (defined as operating expenses divided by available seat kilometers (“ASK”), with the ASK corresponding, in turn, to aircraft seating capacity multiplied by the number of kilometers the seats are flown), excluding fuel, by over 38% on an annual basis when compared to the pre-pandemic full year 2019. A substantial majority of these initiatives have been implemented or are in the process of being implemented, with the remainder planned for implementation over the 2021-2022 period. Avianca is well along in its fleet simplification and cost reduction program, which it believes will result in an overall reduction of more than US$2.0 billion in aircraft debt and lease obligations during the period from March 2020 through December 31, 2022, on an IFRS-16 basis, and an expected average of over 35% reduction in individual aircraft capital costs. Overall, Avianca expects its leverage measured as Net Debt to Adjusted EBITDA to drop from 5.8x as of December 31, 2019, to below 3.0x on December 31, 2023. Avianca expects to emerge from the Chapter 11 process within 2021. As part of its emergence, Avianca plans to raise US$1.8 billion of exit financing (debt and equity) to refinance approximately US$1.4 billion of Tranche A DIP obligations, as well as providing approximately US$400 million in incremental liquidity to meet its target of $1.0 billion of exit liquidity. Prior to initiating a competitive process to determine the availability of more attractive equity funding, Avianca is working to negotiate the final terms and conditions for its option to convert US$902 million Tranche B DIP obligations into equity.

Seabury Securities LLC (“Seabury Securities”) has been retained as financial and restructuring advisor to the Company to raise its requisite Exit Financing. The terms of the Exit Financing will be determined through mutual agreements between Avianca and the parties whose terms best meet the objectives of the Company and will be subject to approval by the United States Bankruptcy Court for the Southern District of New York, which is overseeing the Company’s Chapter 11 process (the “Bankruptcy Court”).

Further to our disclosure to the market on May 20, 2020, at this stage of the process, it is still not possible to know (i) the full magnitude of the Companies’ liabilities, considering the claims that may eventually arise; (ii) if third parties, creditors or shareholders will contribute new capital, or if the value of the shares of the Company (ordinary and/or preferred) will be diluted and, to the extent such is the case, the extent of such dilution; or (iii) if the Company or any of the Companies will be liquidated. In any event, U.S. law imposes upon the Companies a priority order (known as the “absolute priority rule”) to pay claims existing before the restructuring proceeding filing date. Generally, the value of the Companies must be directed (i) first, to satisfy secured claims, up to the value of the collateral securing such claims; (ii) second, to satisfy unsecured priority claims; (iii) third, to satisfy non-priority unsecured claims; and (iv) fourth, to shareholders of the Companies. Generally, a particular class of claims may not receive any distribution until all claims senior to such class have been paid in full. It is likely that the Company’s shareholders (including ordinary shareholders and preferred shareholders) would not receive any distribution under a plan of reorganization or otherwise, unless the claims of the other classes of creditors of the Company senior to the shareholders have been satisfied in full. As a result of the foregoing, under the Chapter 11 Plan, the shareholders of the Company may be diluted, or the value of their shares reduced to zero, due to the decrease in equity of the Company attributable to the Companies’ liabilities to third parties and creditors, as well as the injection of capital by new investors pursuant to the Chapter 11 Plan.

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations, and beliefs including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the impacts of COVID-19. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain Non-IFRS Financial Measures

This report includes certain references to the non-IFRS measure of Net Debt to Adjusted EBITDA ratio.

We calculate Net Debt as long and short term debt minus cash and cash equivalents and short term investments and Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, and restructuring costs) as consolidated net profit for the year plus the sum of income tax expense, depreciation and amortization and impairment, less interest expense, interest income, derivative instruments, foreign exchange, net and restructuring-related non-recurring expenses. We present Net Debt to Adjusted EBITDA ratio because we believe it is a useful indicator of our operating performance, useful in comparing our operating performance with other companies. However, Net Debt and Adjusted EBITDA are not measures under IFRS and should not be considered in isolation, as a substitute for net profit determined in accordance with IFRS or as a measure of our profitability. Accordingly, you are cautioned not to place undue reliance on this information and should note that Net Debt to Adjusted EBITDA ratio, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes. Corporate Communications

Carolin.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary